Exhibit j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Baillie Gifford Funds and to the use of our report dated February 25, 2015 on the financial statements and financial highlights of Baillie Gifford International Equity Fund, Baillie Gifford EAFE Fund, Baillie Gifford EAFE Choice Fund, Baillie Gifford Emerging Markets Fund, Baillie Gifford Global Alpha Equity Fund, Baillie Gifford EAFE Pure Fund, and Baillie Gifford Long Term Global Growth Equity Fund, each a series of shares of beneficial interest of Baillie Gifford Funds. Such financial statements and financial highlights appear in the December 31, 2014 Annual Report to the Shareholders which is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
April 30, 2015